EXHIBIT 99.1

Stantec to lead multibillion-dollar initiative to supply local sustainable water to San Diego’s 1.4 million residents

Pure Water program to maximize use and reuse of city water and reduce ocean discharges

EDMONTON, Alberta, NEW YORK and SAN DIEGO, Oct. 27, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

The Pure Water San Diego program recently reached a critical milestone, paving the way for Phase 1 of the US$3-billion program to supply local, sustainable water to San Diego’s more than 1.4 million residents. The project secured a first-of-its-kind National Pollutant Discharge Elimination System (NPDES) permit to add purified water to the Miramar Reservoir. Global design firm Stantec, in partnership with Brown and Caldwell, has been working with the City of San Diego (the City) since 2015 to bring this critical program to life and supply safe, high-quality water for California’s second largest city.

Pure Water San Diego is a phased, multiyear program to transform the City’s existing system to maximize the use and reuse of its own water supply and offer a cost-effective investment for San Diego’s water needs. Due to limited local water sources, 85 percent of San Diego’s water is currently imported from the Colorado River and California State Water Project. Only 8 percent of the City’s wastewater is beneficially reused. At its completion in 2035, the Pure Water program will provide one-third of San Diego’s water supply locally—crucially important as the cost of importing water has tripled in the last 15 years. This project will make the City more water independent and resilient against drought, climate change, and natural disasters, as well as reduce the City’s ocean wastewater discharges by more than 50 percent.

Stantec is leading the team to provide program management services for this historic multibillion-dollar initiative. The firm’s involvement includes creating a program-wide delivery strategy and robust program governance structure with associated procedures, plans (e.g., risk, quality), controls, business processes, and reporting requirements. Stantec developed preliminary designs and is providing independent review of final designs, construction planning, and operation and maintenance readiness planning. The Stantec team also currently provides the City with ongoing regulatory support.

“Pure Water San Diego is not only a signature project for the State of California but one of the most innovative infrastructure solutions to build a secure, sustainable water supply program in the United States,” said Doug Owen, Stantec’s Pure Water Consultant Program Manager. “Today we are transitioning from a visionary program to an action-based plan. We are honored to be a part of this truly transformational project.”

Phase 1 of the program includes a series of facilities and pipelines to clean recycled water and produce 30 million gallons per day (113.6 million litres) of high-quality, purified water. The purified water will blend with the City’s imported and local water sources and be re-treated at the Miramar Water Treatment Plant before distribution to the public. Phase 1 key projects include the Morena Pump Station and Pipelines, North City Water Reclamation Plant Expansion, North City Pure Water Facility, and North City Pure Water Pump Station and Pipeline. The City has released a solicitation schedule for construction bids for Phase 1 and expects to receive bids on two of the larger construction contracts this month.

“Water supply is perhaps the most critical issue that San Diego must continue to address given its semiarid climate and reliance on imported supplies,” says John Stufflebean, Assistant Director of the San Diego Public Utilities Department. “Pure Water San Diego is an essential component to ensure the long-term health and vibrancy of one of the world’s most desirable places to live.”

Phase 2 of Pure Water San Diego—now in the planning stage—will involve constructing one or more additional advanced water treatment plants that will feed water into Lake Murray and the San Vicente Reservoir, ultimately providing a total of 83 million gallons per day (314.2 million litres) of recycled water for indirect potable use.

Pure Water San Diego builds on Stantec’s expertise in delivering large scale water projects across California. In northern California, Stantec assisted the Sacramento County Water Agency with the Vineyard Surface Water Treatment Plant, helping reduce dependency on local groundwater resources by providing high-quality drinking water from the Sacramento River. Additionally, Stantec is partnering with the Metropolitan Water District of Southern California to develop a regional recycled water supply augmentation program. Most recently, in Los Angeles, the global firm announced its partnership with Kiewit to help remediate the San Fernando Valley Groundwater Basin and deliver clean drinking water to more than 800,000 Angelenos.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

About Brown and Caldwell

Headquartered in Walnut Creek, Calif., Brown and Caldwell is a full-service environmental engineering and construction firm with 52 offices and 1,700+ professionals across North America and the Pacific. For more than 70 years, our creative solutions have helped municipalities, private industry, and government agencies successfully overcome their most challenging water and environmental obstacles. As an employee-owned company, Brown and Caldwell is passionate about exceeding our clients’ expectations and making a difference for our employees, our communities, and our environment. For more information, visit www.brownandcaldwell.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forwardlooking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Danny Craig
Stantec Media Relations
Ph: 949-923-6085
danny.craig@stantec.com

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com

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